morphosys

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

06012497

SUPPL

Mailstop: Room 3628

SEC MAIL PROCESSING SECTION
RECEIVED
APR 10 2006
WASH. D.C.
203

06. Apr. 2006
Extension **122**

MorphoSys AG: 082-34915

Dear Sirs,

I am sending you all publications we made available to our shareholders during the last weeks.

Please do not hesitate to contact me if you have any further questions.

Yours faithfully

MorphoSys AG

PROCESSED
APR 14 2006
THOMSON
FINANCIAL

i. V. Dr. Claudia Gutjahr-Löser

Director
Head of Corporate Communications

Enclosure:

- Annual Report 2005
- Invitation to the Annual Shareholders' Meeting
- Press Releases:
    - MorphoSys Establishes American Depository Receipt Level One Program in USA

- MorphoSys and Chemicon International Enter into Worldwide Licensing Agreement for Research Antibodies
- MorphoSys Acquires Serotec Group to Strengthen Global Research Antibody Business
- Roche Plans Clinical Trial with MorphoSys-Generated Alzheimer Antibody
- MorphoSys Reports Preliminary Financial Results for 2005
- MorphoSys AG Reports Financial Results for Fiscal Year 2005
- MorphoSys Updates Strategy for Proprietary Product Development
- MorphoSys Achieves Fourth Therapeutic Milestone in Centocor Collaboration
- MorphoSys and Roche Expand Therapeutic Antibody Partnership
- MorphoSys and Japanese Pharmaceutical Group Daiichi Sankyo Form Broad Alliance to Develop Novel Antibody Therapies
- MorphoSys Reports Completion of Equity Issue

Reading Translation

morphosys

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Wertpapierkennnummer 663200
ISIN:DE0006632003

Invitation to the Annual Shareholders' Meeting 2006

We hereby invite the shareholders of our Company to the Annual Shareholders' Meeting which is taking place on May 17, 2006 at 1 p.m., in the Conference Center Munich, Lazarettstraße 33, 80636 Munich.

Agenda

1. **Presentation of the confirmed annual financial statements as of December 31, 2005, the management report together with the consolidated financial statements, the consolidated management report and the report of the Supervisory Board for the business year 2005**

2. **Resolution on the use of the annual profits of MorphoSys AG as assessed by the annual financial statements for the preceding business year 2005**

   The Board of Management and the Supervisory Board recommend passing the following resolution:

   The annual profit of MorphoSys AG as assessed by the financial statements for the preceding business year 2005 amounts to EUR 3,680,549.00. This profit shall not be distributed to the shareholders as dividends but carried forward in the new business year.

3. **Formal approval on behalf of the Board of Management**

   The Board of Management and the Supervisory Board recommend formally approving the activities of the Board of Management in the business year 2005.

4. **Formal approval on behalf of the Supervisory Board**

   The Board of Management and the Supervisory Board recommend formally approving the activities of the Supervisory Board in the business year 2005.

5. Election to the Supervisory Board

Pursuant to sec. 9 para. 1 AktG and to sec. 8 para. 1 of the Articles, the Supervisory Board compromises only members elected by the shareholders. The shareholders are not bound to election proposals. According to the resolution of the Ordinary Shareholders' Meeting from May 16, 2003, the term of office of the supervisory board members Prof. Dr. Jürgen Drews and Prof. Dr. Andreas Plückthun shall end on the date of today's Shareholders' Meeting. Therefore, the Supervisory Board recommends reelecting the board member Prof. Drews and Prof. Plückthun according to the following terms by virtue of an individual vote:

a) Prof. Dr. Jürgen Drews shall be elected as supervisory board member. His appointment shall be valid for the time until the end of the Shareholders' Meeting which resolves on the formal approval on behalf of the Supervisory Board regarding the fourth business year after his term of office (Ordinary Shareholders' Meeting 2011); in this regard, the business year 2006 shall not be counted.

b) Prof. Dr. Andreas Plückthun shall be elected as new supervisory board member. This appointment shall be valid for the time until the end of the Shareholders' Meeting which resolves on the formal approval on behalf of the Supervisory Board regarding the fourth business year after his term of office (Ordinary Shareholders' Meeting 2011); in this regard, the business year 2006 shall not be counted.

c) Prof. Drews and Prof. Plückthun are members of the supervisory boards in the following other companies, respectively members in the following boards which are similar to a supervisory board of a German stock corporation:
   - Prof. Drews: Bear Stearns Health Innoventure Fund LLC, Human Genome Sciences, Inc., GPC Biotech AG;
   - Prof. Plückthun: Molecular Partners AG.

6. Creation or Increase of the Authorized Capital I in sec. 5 para. 5 of the Articles; amendment of the Articles

a) The existing Authorized Capital I in the amount of EUR 5,900,943.00 provided in sec. 5 para. 5 of the Articles authorizes the Board of Management to increase the Company's share capital during the time period until April 30, 2010, by issuing up to 1,966,981 young bearer shares for contribution in cash and/or in kind on one or several occasions. This capital increase is subject to the approval of the Supervisory Board. Moreover, the Board of Management may exclude the pre-emptive rights of the shareholders under the following conditions:

aa) in case of a capital increase in cash, to the extent such exclusion is necessary to avoid fractional shares;
or

bb) in case of a capital increase in kind, to the extent the young shares are used for the acquisition of companies, shareholdings in companies, patent, licenses or other industrial property rights, or of assets which constitute in their entirety a business;
or

cc) in case of a capital increase in cash, to the extent young shares shall be placed at a stock exchange in context with a listing.

b) The Board of Management and the Supervisory Board propose (i) to increase this Authorized Capital I by an amount of EUR 1,580,364.00 to EUR 7,481,307.00 under the conditions provided in sec. 5 para. 5 of the Articles and (ii) to extend the authorization to increase the share capital to April 30, 2011. Sec. 5 para. 5 sen. 1 of the Articles shall be modified as follows:

"With the Supervisory Board's approval, the Board of Management is authorized to increase the share capital during the time period until April 30, 2011 by issuing young bearer shares for contribution in cash and/or kind on one or several occasions, however by not more than EUR 7,481,307.00 and not more than 2,493,769 young bearer shares (Authorized Capital I)."

In all other respects, sec. 5 para. 5 of the Articles and the possibility to completely or partially exclude the pre-emptive rights shall remain unmodified.

7. **Creation or increase of the Authorized Capital II in sec. 5 para. 6 of the Articles; amendment of the Articles**

a) Sec. 5 para. 6 of the Articles provides an Authorized Capital II, which - upon approval of the Supervisory Board - authorizes the Board of Management to increase the Company's share capital in cash during the time period until April 30, 2010 by up to EUR 1,778,694.00 and by issuing up to 592,898 young bearer shares (Authorized Capital II). The pre-emptive rights of the shareholders can be fully excluded if (i) fractional shares are avoided and/or (ii) the issuance price of the young shares is not substantially below the stock exchange price of listed shares of the same kind at the time of the final fixing of the issuance price. By observing the legal provisions provided in sec. 186 para. 3 sen. 4 AktG, this Authorized Capital II shall be amended in accordance with the Company's increased share capital.

b) In context with a further issuance of young shares and by excluding the shareholders' preemptive rights, the Company intends to use the existing Authorized Capital II in total or in part before the date of the Annual Shareholders' meeting. Depending on the amount of the usage of the Authorized Capital II, the Board of Management and the Supervisory Board propose to pass the following alternative resolutions:

aa) *Alternative 1:*

In the event that the Board of Management – with the approval of the Supervisory Board - has resolved to completely use the existing Authorized Capital II in the amount of EUR 1,778,694.00 and has filed the registration of the accomplishment of the capital increase into the Commercial Register before the Annual Shareholders' Meeting or the accomplishment has already been registered at that time, the Board of Management and the Supervisory Board recommend to create a new Authorized Capital II in the amount of up to EUR 2,048,196.00 under the conditions provided in sec. 5 para. 6 of the Articles and – subject to the Supervisory Board's consent - to authorize the Board of Management to issue up to 682,732 young shares until April 30,

2011. Sec. 5 para. 6 sen. 1 of the Articles has then to be amended as follows:

" Upon approval of the Supervisory Board, the Board of Management shall be authorized to increase the Company's share capital until April 30, 2011 by up to EUR 2,048,196.00 and by issuing up to 682,732 young bearer shares (Authorized Capital II)."

bb) *Alternative 2:*

In the event that the Authorized Capital II has been only partially used before the date of the Annual Shareholders' Meeting by the Board of Management and the accomplishment of only a corresponding partial increase of the Authorized Capital II has been filed for registration into the Commercial Register or the accomplishment has already been registered at that time, the Board of Management and the Supervisory Board propose to increase the then existing Authorized Capital II under the conditions provided in sec. 5 para. 6 of the Articles up to the maximum amount legally allowed pursuant to sec. 186 para. 3 sen. 4 Stock Corporation Act (i.e. up to 10 % of the share capital existing at the time of the authorization) and to extend the authorization to issue young shares up to the maximum amount until April 30, 2011. The wording of the Articles in sec. 5 para. 6 sen. 1 has to be amended in accordance with the relevant figures resulting from the preceding sentence.

cc) *Alternative 3:*

In the event that the Board of Management has neither resolved to use its authorization to issue young shares from the Authorized Capital II until the Annual Shareholders' Meeting, nor has it filed the accomplishment of the capital increase for registration into the Commercial Register until that date, the Board of Management and the Supervisory Board propose to increase the existing Authorized Capital II in the amount of EUR 1,778,694.00 at the conditions mentioned in sec. 5 para. 6 of the Articles by EUR 91,632.00 to EUR 1,870,326.00 and to extend the authorization to increase the share capital to April 30, 2011. Consequently, sec. 5 para. 6 sen. 1 of the Articles shall be amended as follows:

" Upon approval of the Supervisory Board, the Board of Management shall be authorized to increase the Company's share capital until April 30, 2011 by up to EUR 1,870,326.00 and by issuing up to 623,442 young bearer shares (Authorized Capital II)."

c) In all other respects, sec. 5 para. 6 sen. 2 and 3 of the Articles and the authorization to exclude the preemptive rights in total or in part shall remain unmodified, whereas the exclusion of pre-emptive rights by virtue of other capital measures which are based on an analogy to sec. 186 para. 2 sen. 4 of the Act on Stock Corporations have to be taken into consideration.

d) In the event the total or partial use of the Authorized Capital II as described in the Alternatives 1 and 2 of para. b have not been registered in the Commercial Register at the date of the shareholders' resolution, the Board of Management is instructed to file the respective amendments of the Articles only for registration into the Commercial Register when the total or partial use of the Authorized Capital II has been registered in the Company's Commercial Register.

8. Creation of a new Conditional Capital III, authorization on behalf of the Board of Management to issue option and/or convertible bonds, amendment of the Articles

In order to adjust the financial flexibility of the Company to its share capital as increased in the business year 2005, the Conditional Capital III as provided in sec. 5 para. 6 b of the Articles and the corresponding authorization to issue option and/or convertible bonds (which have not been used so far) shall be replaced by a new Conditional Capital and a new authorization.

Therefore, the Board of Management and the Supervisory Board propose to pass the following resolution:

a) The Board of Management shall be authorized to issue bonds with a total nominal value of up to EUR 400 Mio. attached with conversion or option rights to up to 1,829,562 new bearer shares of the Company giving a pro rata share in its share capital of up to EUR 5,488,686.00 (in the following "bonds"). The bonds have to be issued against cash. The authorization shall also allow to assume a guarantee for bonds issued by affiliates and to grant

shares for the fulfillment of the conversion or option rights which are connected with these bonds. The authorization shall be valid until April 30, 2011. The bonds may be issued on one or several occasions, in one total amount or in parts only. Each partial bond shall be equally ranking and shall provide equal rights and obligations.

b) The pro rata amount of the share capital which has to be allocated to the shares granted per each convertible bond may not exceed the nominal value of the partial bond. The exchange / option price may not be less than 80 % of the market price of a share of MorphoSys AG as assessed in the XETRA-auction (or in a comparable system replacing such auction) on the stock exchange in Frankfurt. In this regard, the average closing price on the five trading days preceding the final decision of the Board of Management to make an offer for the subscription of bonds or to declare the acceptance following a public invitation to submit offers for subscription shall be decisive. With respect to the trading of the pre-emptive rights, the closing price on the trading days of the pre-emptive rights with the exception of the last two trading days of such rights shall be decisive. Sec. 9 para. 1 of the Act on Stock Corporations shall not be affected hereby.

The Board of Management shall be authorized to define the further conditions for the issuance of the bonds (when necessary with the cooperation of the directors of the issuing affiliate). The conditions may also provide rules for the following issues:

- whether own shares of MorphoSys AG, a cash payment or other quoted shares shall be offered in place of the fulfillment of the obligations resulting from the Conditional Capital,
- whether the conversion or option price or the exchange ratio shall be assessed at the time of the issuance of the bonds or by the future stock exchange price within an range as to be defined,
- the range within the total exchange ratio may be rounded,
- whether additional cash payments or a cash compensation shall be assessed in the event of uneven figures,
- whether a time period shall be defined within the conversion or option rights may or have to be exercised,
- the currency in which the bonds shall be issued.

The bonds shall regularly be offered to the shareholders for subscription; in this context, the bonds may also be issued to banks which have to assume the obligation to offer them to the shareholders for subscription. However with the approval of the Supervisory Board, the Board of Management may exclude the pre-emptive rights in the following cases:

- when the issuance price of a bond is not less than the theoretic market value which has been assessed in accordance with accepted financial mathematic methods. In this regard, the amount of the shares to be issued by virtue of the bonds in accordance with this authorization pursuant to sec. 186 para. 3 sen. 4 of the Act on Stock Corporations (exclusion of pre-emptive rights for cash consideration) together with other shares, which are issued in accordance with the aforementioned legal provision during the lifetime of this authorization may not exceed 10% of the share capital existing at the time of the execution of this authorization;
- to the extent the exclusion is necessary to avoid fractional shares which may result by virtue of the subscription rights,
- for the purpose to grant to the owners of conversion or option rights subscription rights to an extent they would have after the exercise of these rights and as compensation for the dilution of the economic value of these rights.

In the event that during the lifetime of a bond the economic value of conversion or option rights is diluted and no subscription rights as compensation are offered, these rights shall be adjusted – irrespective of sec. 9 para. 1 of the Act on Stock Corporations – in accordance with the conditions relevant for the issuance of the bonds and in compliance with the relevant dilution conditions applicable for trading on Eurex Germany, unless such adjustment is mandatorily required by law.

c) For the purpose to fulfill the conversion and option rights which are issued in context with the aforementioned authorization pursuant to the preceding para. a, the Company's share capital shall be conditionally increased in accordance with the preceding paras. a) and b) by up to EUR 1,829,562.00 and by issuing up to 5,488,686 bearer shares with no par value and sec. 5 para. 6 d sen. 1 and sen. 2 of the Articles shall be amended as follows:

" The Company's share capital shall be conditionally increased by a amount of up to EUR 5,488,686.00, divided in up to 1,829,562 bearer shares (Conditional Capital III). The conditional capital increase shall only be accomplished (i) to the extent owners of option and/or convertible bonds make use of their option and/or conversion rights issued by the Company until April 30, 2011 in accordance with the resolution of the Shareholders Meeting or (ii) to the extent owners fulfill their duties to convert. The same shall apply to owners of option and/or convertible bonds issued by domestic or foreign affiliates, which are totally owned by the Company."

In all other respects, sec. 5 para. 6 b of the Articles shall remain unmodified.

d) The existing Conditional Capital III pursuant to sec. 5 para. 6 b of the Articles and the relevant authorization to issue convertible bonds shall be deleted at a time when the new Conditional Capital III becomes valid. The Board of Management is instructed to file the resolution on the deletion of the existing Conditional Capital III pursuant to sec. 5 para. 6 b of the Articles to be registered into the Commercial Register in such a way that the deletion is registered after the registration of the new Conditional Capital III as to be resolved according to para. c of this topic.

9. Increase and Amendment of the Conditional Capital V in sec. 5 para. 6 d of the Articles; amendment of the Articles

a) By virtue of a resolution of the Annual Shareholders Meeting from May 11, 2005 in its topic 8 and with the approval of the Supervisory Board, the Board of Management was authorized to conditionally increase the share capital of the Company on one or several occasions by up to an existing amount of EUR 727,215.00 by issuing up to 242,405 bearer shares with no nominal value. The conditional capital increase shall serve the purpose to grant 242,405 option rights with a lifetime of not more than ten years to directors and employees of the Company and of their affiliates within the meaning of sec. 15 AktG. The authorization to issue up to 244,280 option rights shall terminate on April 30, 2010. Each option right shall convey the right to acquire one share without nominal value of the Company by virtue of the

exercise of the option right. Furthermore, this resolution provides the following:

aa) The option rights may only be acquired by directors and employees of the MorphoSys group in Germany and abroad (these persons are herein referred to as "Beneficiaries"). The circle of the Beneficiaries and the amount of the option rights to be issued in the individual case shall be determined by the Board of Management. Moreover, the stock option plan shall provide the following: The option rights shall be offered to the Beneficiaries on an annual basis. Each offer shall be submitted with an acceptance period of up to one month and during a current business year (acquisition period). In accordance with the option conditions, the option rights may be transferable or not transferable. In general, the option right may only be exercised as long as the Beneficiary's employment agreement with the MorphoSys-group has not been terminated. In the case of death, of retirement, incapacity to work, of a mutual termination agreement or any other termination, or in the case of the exclusion of a company from the MorphoSys-group, special rules may be provided in the option conditions. The strike price for the acquisition of one young share shall correspond to the stock price of a MorphoSys-share in the final XETRA-auction of the relevant market of the Frankfurt Stock Exchange on the last trading days prior to the issuance of the option rights. Sec. 9 para. 1 AktG shall not be modified. In accordance with the option conditions, the option right may be exercised no sooner than two years after the issuance date (waiting period). Moreover, the option right may only be exercised if the stock price of a MorphoSys share on the stock exchange in Frankfurt has amounted to more than 120 % of the strike price on at least one trading day (performance target).

With the approval of the Supervisory Board, the Board of Management may resolve on further details of the option conditions, of the issuance and contents of the option rights and of the procedure of exercising such rights.

aa) The Company's share capital shall be conditionally increased by up to EUR 732,840.00 and by issuing up to 244,280 young bearer shares with no nominal value and for the purpose to grant option rights to the

Beneficiaries in accordance with para. aa and the option conditions. The young shares shall be issued at the strike price and the conditions as to be assessed pursuant to para. a. The conditional capital increase shall be only accomplished to the extent as option rights are issued and the beneficiaries make use of their rights to acquire young shares. The young shares shall participate in the profits of the Company beginning from the year, for which a shareholders' resolution on the distribution of the profits has not yet been passed at the time of their issuance.

b) The Board of Management and the Supervisory Board propose (i) to increase this Conditional Capital V in its existing amount of EUR 727,215.00 and its respective authorization to issue up to 242,405 option rights to directors and employees of the Company and to its affiliates by EUR 350,871.00 to EUR 1,078,086.00 respectively by 116,957 to 359,362 option rights under the conditions resolved in topic 8 of the Annual Shareholders Meeting from May 11, 2005, whereas 189,422 option rights may be issued to employees of the Company in Germany and abroad and 169,940 option rights to directors of the first management level in Germany and abroad, (ii) to extend the authorization to issue option rights to April 30, 2011, and (iii) to amend sec. 5 para. 6 d sen. 1 and 2 of the Articles as follows:

" The share capital of the Company is conditionally increased by a further amount of EUR 1,078,086.00, divided into up to 359,362 bearer shares without nominal value (Conditional Capital V). The conditional share capital increase shall be only accomplished to the extent that owners of option rights, which are granted by the Company until April 30, 2011 by virtue of the Shareholders' authorization, make use of their exchange rights."

In all other respects, sec. 5 para. 6 d of the Articles shall remain unmodified.

10. Amendment of secs. 17 and 19 of the Articles of Association

The Supervisory Board and the Board of Management propose the following amendments of the Company's Articles:

a) Sec. 17 para. 1 of the Articles shall be amended as follows:

" Only shareholders, who have registered themselves at the Company in text form (sec. 126 b German Civil Code) in German or English language under the address as indicated in the invitation until the end of the 7th (seventh) day before the date of the shareholders' meeting at the latest, are entitled to participate in the shareholders' meeting and to exercise their voting rights."

b) The following para. 4 shall be added to sec. 19 of the Articles:

"(4) The Chairman determines the sequence of the speakers and of the topics to be transacted. To the extent legally admissible, he shall also decide on the consolidation of several topics which are connected with each other to one single topic and he may assess an adequate limitation of the speaking and questioning time and of the consolidated speaking and questioning time (with regard to the whole procedure of the assembly, with regard to single topics of the agenda and with regard to single speakers) at the beginning or during the shareholders' meeting, as long as such limitation is necessary in order to properly conduct the shareholders' meeting. In this context, the Chairman may also terminate the discussion about single or all topics of the agenda."

11. Resolution on the authorization to acquire own shares pursuant to sec. 71 para. 1 no. 8 AktG and on the exclusion of pre-emptive rights

The Board of Management and the Supervisory Board recommend to replace the existing authorization by the ordinary shareholders' meeting 2005 to acquire own shares pursuant to sec. 71 para 1 no. 8 AktG by the following authorization:

a) The Company shall be allowed to acquire own shares up to a total amount of 10 % of its share capital existing at the time of this resolution. In this context, the shares which are acquired by the Company by virtue of this authorization, together with other shares of the Company, which it has already acquired or which it still possesses or which have to be allocated to the Company pursuant to secs. 71 d and e AktG, may not exceed 10 % of the relevant

share capital at any time. The authorization may be executed in total or in partial amounts, at one or several occasions and also by affiliates or third parties who act on their behalf. The authorization shall become valid on May 18, 2006 and shall last until October 31, 2007.

b) The Board of Management shall decide whether the shares of MorphoSys AG (in the following "MorphoSys-shares") shall be acquired (1) as purchase order in the stock market or (2) by virtue of a public offer.

(1) In the event that the MorphoSys-shares are acquired by virtue of a purchase order in the stock market, the price paid per MorphoSys-share (without transaction costs) may not be more or less than 10 % of the market value of a MorphoSys-share assessed by the first XETRA-auction of the relevant trading day.

(2) With regard to the acquisition of own shares by a public offer, the Company (i) may render a formal offer of its own or (ii) may publicly ask for the submission of offers.

(i) In the event that an offer is published by the Company, the Company shall assess the purchase price or a purchase price range for a MorphoSys-share. When a purchase price range is defined, the final price shall be assessed from the submitted declarations of acceptance. The offer may provide an acceptance period, conditions and the possibility to adjust the purchase price range during the acceptance period if during such acceptance period the stock exchange price experiences substantial changes after the publication of the offer. The purchase price respectively the purchase price range per MorphoSys-share (without transaction costs) may not be more or less than 20 % of the average stock price of a MorphoSys-share assessed in the final XETRA-auctions in 5 (five) trading days preceding the key date. In this regard, the key date shall be the day of the final decision of the Board of Management on the formal offer. In case of an adjustment of the offer, the final decision of the Board of Management on the adjustment shall be the key date. To the extent the amount of the offered MorphoSys-shares exceeds the total amount of shares which the

Company intends to acquire, the shareholders' rights to demand the shares to be purchased from them may be excluded to the extent that the acquisition shall be accomplished according to the ratio of the offered shares. Moreover, it shall be allowed to preferentially accept the offer of a lesser amount of up to 150 shares per shareholder from the overall offered shares.

(ii) In the event that the Company publicly asks for offers to transfer MorphoSys-shares, it shall be allowed to define a purchase price range within offers may be submitted. The Company's demand for offers may provide an acceptance period, conditions and the possibility to adjust the purchase price range during the acceptance period if the stock price experiences substantial changes after such demand and during the acceptance period. Upon acceptance, the final purchase price shall be assessed by virtue of the submitted offers for transfer. The purchase price respectively the purchase price per MorphoSys-share (without transaction costs) may not be less or more than 20 % of average stock price of a MorphoSys-share in the final XETRA-auctions in the 5 (five) trading days preceding the key date. The key date shall be the day on which the Company has accepted the offers. In the event that the amount of the offered MorphoSys-shares exceeds the overall amount which the Company intends to acquire, the shareholders' right to demand transfer can be excluded to the extent that the acceptance shall be accomplished in accordance to the ratio of MorphoSys-shares offered. Moreover, also the preferential acceptance of a lesser amount of up to 150 offered MorphoSys-shares per shareholder shall be allowed.

c) The Board of Management shall be authorized to use the own shares which are acquired by virtue of this authorization for the following purposes:

(1) With the approval of the Supervisory Board, the shares may be redeemed without a further shareholders' approval of the redemption or its enforcement.

(2) The shares may also be used in order to fulfill conversion rights or option rights which have been granted by the Company or an affiliate. To the extent the shares are issued in order to fulfill such conversion or option rights which themselves have been issued by virtue of an analogy to sec. 186 para. 3 sen. 4 AktG (exclusion of pre-emptive rights against contribution in cash close to the stock price), the total amount of the shares may not exceed 10 % of the share capital existing at the time of their usage. This limit has to take into consideration other shares which are issued or transferred in context with a direct or indirect application of this provision during the life time of this authorization at the relevant time. Moreover, also these shares have to be deducted which have been or will be issued by virtue of conversion rights or option rights which themselves have been issued in accordance with this afore mentioned provision.

(3) The shares may be used with the exclusion of the shareholders' pre-emptive rights for the acquisition of other companies or shareholdings in companies or assets or intellectual property rights.

d) The authorization pursuant to para. c may by used at one or several occasions, at one or several times or in total or in part.

e) The shareholders' pre-emptive rights to the own shares shall be excluded to the extent that the shares are used in accordance with the afore mentioned authorization pursuant to sec. c (2).

12. Compensation of the Supervisory Board

The Board of Management and the Supervisory Board recommend passing the following resolution:

a) For the business year 2006 the Supervisory Board shall receive the following cash remuneration:

aa) an annual board membership flat fee in the amount of EUR 37,000.00 for the chairman, of EUR 28,500.00 for the vice chairman and EUR 23,500.00 for the other board members (each plus VAT, if any);

bb) in addition, EUR 3,000.00 (plus VAT if any) to the chairman per board meeting chaired and EUR 1,500.00 (plus VAT, if any) to the other board members per board meeting attended;

cc) in addition, the chairman of an established committee shall receive EUR 3,000.00 and the other committee members EUR 1,500.00 (each plus VAT, if any);

dd) in addition, the members of the audit committee shall receive an amount of EUR 1,000.00 each (plus VAT, if any) per committee meeting attended and the members of the remuneration and nomination committee and of the scientific and technology committee an amount of EUR 500.00 each (plus VAT, if any) per committee meeting attended.

b) The supervisory board members shall receive the cash remuneration proposed in para. a also in the following business years unless the Shareholders resolve otherwise.

c) For the avoidance of doubt, the Performance Target in the phantom stock program for the supervisory board members as resolved in topic 11 of the ordinary shareholders' meeting 2005 shall be defined as follows:
The Incentive Price is only due if (i) the respective Incentive Rights are vested (i.e. the supervisory board member is still serving on the board at the end of the relevant vesting period) and (ii) the consolidated revenues of the Company, which are assessed by the confirmed annual statements (statements according to international accounting principles, e.g. US GAAP or IFRS), show a cumulative annual growth rate of at least 20 % p.a. for each relevant vesting period or a corresponding total cumulative average growth rate (CAGR) of revenues at the end of the Holding Period ("Performance Target"). In this context, the following formula shall apply to assess the Performance Target:

$CAGR = (A(N)/A(0))^{1/N}) - 1$

N= number of years

A(0)= Consolidated revenue of grant date's fiscal year

A(N)= Consolidated revenue of vesting period's fiscal year.

13. Appointment of the auditors for the business year 2006

The Supervisory Board recommends to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich, as auditors for the business year 2006.

Participation in the shareholders' meeting

Only shareholders may participate in the meeting and may exercise their voting rights who (i) are registered in text form (sec. 126 b German Civil Code) in German or English language until May 10, 2006 at the latest and who (ii) have delivered proof of their legal right to participate in the shareholders' meeting and to exercise their voting rights by submitting a document in text form (§ 126 b German Civil Code) in German or English language which confirms their shareholding and is issued by the depositing bank. With regard to the fulfillment of the above mentioned time period, the date of receipt by the Company shall be decisive. The registration and the delivering of the document showing the individual shareholding shall be affected to the following address: MorphoSys AG, c/o Deutsche Bank AG, General Meeting, 60272 Frankfurt.

Voting by proxy

The shareholder may exercise his voting right in the shareholders' meeting also by a person whom he authorized in text form (e.g. the depositing bank, an association of shareholders or another person of his trust).

The Company offers to its shareholders to be represented in the shareholders' meeting by proxies nominated by the Company itself. These proxies can be authorized in text form and shall vote in accordance with the delivered instructions. A proxy form will be send to the shareholders upon order of the entrance ticket. To validly authorize the proxy, we kindly ask you to order an entrance ticket and to complete the proxy form enclosed therewith and to return these documents until May 16, 2006 to the post address indicated below. Corresponding instructions are also available to shareholders on the Company's homepage under: www.morphosys.de – investors relations –general assembly.

During the shareholders' meeting, the proxy may be reached for instructions and modifications thereof until the end of the general debate under the facsimile number 089-899 27-5 33 33.

Questions and counter motions

Questions and counter motions regarding the shareholders' meeting shall be submitted to the following address:

MorphoSys AG
HV Agency / Investor Relations
Lena-Christ-Straße 48
82152 Martinsried/Planegg.

Motions by shareholders together with a statement of the Company (if necessary) will be published by the Company immediately after receipt on its internet page www.morphosys.de –investors relations -general assembly. All motions to the topics of the general assembly which are submitted until May 2, 2006 (0.00 p.m.) will be taken care of.

Place: Martinsried/Planegg

Date: April 2006

MorphoSys AG
Board of Management

Report of the Board of Management of MorphoSys AG to the shareholders with regard to topics 6, 7, 8, 9 and 11

1. Report to topic 6 pursuant to secs. 203 para. 2 sen. 2, 186 para. 4 AktG

An adequate amount of share capital and capital surplus is the basis of the Company's ongoing development in the cost-intensive market of biotechnology. It must be ensured in the future that the Company can take the necessary measures to obtain further capital at any time under the current market situations. In order to comply with the Company's needs for share capital, the existing authorized capital as provided in sec. 5 para. 5 of the Articles shall be increased. Therefore, the Board of Management shall be allowed to flexibly dispose of further shares of the Company in accordance with the provisions legally provided in sec. 202 para. 3 AktG. With regard to the capital increase in cash, the exclusion of the shareholders' pre-emptive rights pursuant to para. aa of topic 6 a is only necessary to avoid fractional shares. In this respect, the exclusion of the pre-emptive rights is proposed for practical purposes. With regard to the capital increase in kind, the exclusion of the pre-emptive rights pursuant to para. bb of topic 6 a is necessary to achieve the aims pursued by this capital measure itself. The Company shall be enabled to continue to expand by the acquisition of companies, shares of companies or assets (e. g. intellectual property rights) which are of special importance, and to strengthen its competitiveness. An essential part of the Company's intellectual property rights are the HUCAL® libraries, for the establishment and usage of which the Company itself needs certain license rights to be granted by third parties. Thus, the acquisition of license rights, which were of special importance to the Company's business, was successfully acquired in the past by virtue of a capital increase in kind and by the exclusion of the shareholders' pre-emptive rights. Since the value of the HUCAL® libraries has been substantially increased hereby, the respective capital measures proved to be economically advantageous to the Company and contributed to the increase of the stock price of its shares. Consequently, also the shareholders gained a profit which finally compensated the exclusion of their pre-emptive rights. To enable the Company to continue to pursue this business strategy in the future, the proposed increase of the Authorized Capital I is necessary. Only thereby the acquisition of shareholdings and intellectual property rights which are necessary for the improvement of the Company's market position can be achieved in a

manner which protects the Company's liquidity resources. It would not be possible for the Company to finance such acquisitions with cash payments only. This also applies when licensors or sellers insist on the potentially more favorably issuance of shares as consideration which has then to be awarded on their behalf. The possibility to use own shares as acquisition currency allows the Company to take advantage of arising acquisition opportunities in a fast and flexible manner. The exclusion of pre-emptive rights in such cases is necessary since these acquisitions have to be accomplished in a short time period and can generally not be approved by the Annual Shareholders' Meeting which regularly takes place only once a year. The possibility to exclude the pre-emptive rights pursuant to para. cc of topic 6 a shall allow the further issuance of shares of the Company in domestic and foreign stock exchanges as soon as the market conditions will again admit the issuance of young shares. The preservation of the shareholders' pre-emptive rights would lead to considerable technical difficulties when the young shares are issued and would prevent the Company from achieving the best possible issuance price. The exclusion of the pre-emptive rights shall create the basis for a dual listing on a foreign stock exchange (e.g. NASDAQ). For this purpose, it shall ensure a reasonable placing volume and the best possible issuance of the young shares. A broad and international financial basis will protect the Company against market volatility and may neutralize local changes of capital costs. An international structure of investors improves liquidity, reduces the dependence on single investors and makes hostile takeovers more difficult. Furthermore, a second listing improves the potential for acquisitions by virtue of stock swaps. This is especially true for the US-American market which is of outstanding importance to the Company.

2. Report to topic 7 pursuant to secs. 203 para. 2 sen. 2, 186 para. 4 AktG

The creation or increase of the Authorized Capital II which is proposed in this topic enables the Board of Management to exclude the shareholders' pre-emptive rights upon approval with the Supervisory Board pursuant to sec. 186 para. 3 sen. 4 AktG, if the issuance price of the young shares is not substantially lower than the stock price of listed shares of the same kind at the time of the final assessment of the issuance price. This legally provided exclusion of the pre-emptive rights shall enable the Board of Management to use favorable market conditions on a short term basis in order to achieve the highest possible issuance price by a price fixing which reflects the market conditions and which results in

the best possible promotion of the Company's equity. The amount of the Authorized Capital II observes the legally provided limits in sec. 186 para. 3 sen. 4 AktG pursuant to which the pre-emptive rights may be excluded if the capital increase in cash does not exceed 10 % of the share capital. In this regard, other capital measures which also provide an exclusion of pre-emptive rights by virtue of an analogy to sec. 186 para. 3 sen. 4 of the Act on Stock Corporations have to be taken into consideration. In addition, the exclusion of pre-emptive rights with regard to fractional shares allows to use "round figures" and to facilitate the accomplishment of capital increases. Since the Company may totally or partially use the existing Authorized Capital II as already provided in sec. 5 para. 6 of the Articles before the Annual Shareholders' Meeting and since the Company's existing share capital may be further increased, three alternative proposals are submitted in topic 7, whereas each of these proposals comply with the provisions and limitations provided in sec. 186 para. 3 sen. 4 AktG.

3. Report to topic 8 pursuant to secs. 221 para. 4, 186 para. 3 sen. 4 AktG

The proposed new creation of the Conditional Capital III and the new authorization to issue option and/or convertible bonds shall enable the Company to issue bonds at the best possible market conditions and shall especially comply with the requirements of the capital markets. This capital measure shall guarantee an adequate equity funding which is an essential basis for the Company's growth in the cost intensive area of biotechnology. By the issuance of option and/or convertible bonds (in the following "bonds"), the Company is able to make use of attractive funding opportunities for the assumption of debt at a reasonable interest rate which reflects the market situation. The proposed authorization provides that bonds in the amount of up to EUR 400 Mio. attached with conversion and/or option rights for the subscription of shares of MorphoSys AG may be issued. The authorization is valid until April 30, 2011. In order to fulfill the obligation to issue shares by virtue of this authorization, a new Conditional Capital III shall be created. The authorization to issue bonds, which has been resolved by the ordinary shareholders' meeting on May 11, 2005, shall be abandoned upon legal validity of the new authorization. Therefore, the existing Conditional Capital III shall be deleted. The details of the conditions for the issuance of the bonds shall be defined by the Board of Management. The bonds may be placed in the market by making an offer for subscription or by a public demand to submit offers for subscription. The pro rata share capital value of a share which can be subscribed per each partial bond may not exceed the

nominal value of the partial bond. The conversion or option price or the exchange ratio for one share, which may be exactly assessed at the time of the issuance or within a range by virtue of a future stock exchange price, must correspond to at least 80 % of the average closing price on 5 XETRA trading days preceding the decision of the Board of Management on the issuance or acceptance of an offer. The owner of the bonds shall also have the possibility to accept own shares of MorphoSys AG, a cash consideration or the transfer of quoted shares in place of the shares to be issued from the conditional capital in order to fulfill the bond obligations. In general, the shareholders shall have a pre-emptive right to the bonds. However, in single cases the Board of Management may exclude the pre-emptive rights when so approved by the Supervisory Board. In this context, the exclusion of the pre-emptive rights shall be allowed when the issuance price of a convertible bond is not substantially lower than its market value (see sec. 186 para. 3 sen. 4 of the Act on Stock Corporations). This exclusion is reasonable in order to place a bond in a quick and flexible manner under good market conditions. In recent times, the capital markets have become substantially more volatile. This means that it is necessary to be able to flexibly react to the market conditions when the highest possible issuance profit shall be gained. Conditions which are favorable to the Company and which come close to the market can only be assessed when the Company is not bound to these conditions within a too long offer period. Otherwise, a substantial deduction would be required in order to procure the attractiveness of the conditions and the success of the capital measure during the whole offer period. An issuance which grants pre-emptive rights to the shareholders implies an uncertainty until the end of the offer period to which extent the pre-emptive rights are exercised and to which extent the placement is successfully undersigned by potential investors. This renders a successful placement more difficult. Therefore, the exclusion of the pre-emptive rights is reasonable in order to place a bond in a quick and flexible manner at good market conditions. The interests of the shareholders are preserved by the circumstance that the bonds will not be placed at a price which is substantially lower than the market value. In this regard, the theoretic market value shall be assessed by virtue of acknowledged financial mathematic methods. The Board of Management will render its best efforts to keep the deduction from the stock exchange price as low as possible when the issuance price is assessed in compliance with the relevant market situation. Thereby, the nominal market value of a pre-emptive right will come close to zero which will then be the reason that the shareholders will not suffer a substantial economic disadvantage by the exclusion of the pre-emptive rights. Moreover, the shareholders have the

possibility to preserve their quota in the Company's share capital by acquiring the necessary shares in the stock market under conditions which come close to the bond issuance. The other proposed cases when the pre-emptive rights are excluded shall only procure that the issuance of the bonds is facilitated. The exclusion of fractional amounts is reasonable and usual since the costs of a pre-emptive right trading with fractional amounts would be too high. Furthermore, it is also usual that the owners of previously issued bonds have a pre-emptive right in case of a further partial use of the authorization to issue bonds. This avoids that the conversion or option price of previously issued bonds does not need to be reduced according to the existing conversion or option conditions (anti dilution protection). Thereby, the bonds can be placed in several tranches and under attractive market conditions.

4. Report to topic 9

It corresponds to international and national practice to grant to directors and employees option rights for the acquisition of shares of their company and to create a special incentive and commitment of these persons. For this purpose the Conditional Capital V shall be increased. By the exercise of these option rights, the beneficiaries shall be allowed to profit from the success of their employment, which is also in the interest of the Company and its shareholders. It is the Company's intent to continue this practice and to ensure its attraction to existing and future employees. The option rights shall be the instrument for this participation scheme and shall be offered to the beneficiaries. To secure the rights which are connected to these option rights, it is proposed to increase the Conditional Capital V. Consequently, together with the already existing conditional capitals in sec. 5, an amount of 10 % of the share capital existing at the time of the resolution can be used for the issuance of naked warrants to employees. This corresponds to the legal provisions set out in sec. 192 para. 3 sen. 1 AktG. By virtue of the performance targets as provided in the authorization, the benefits for the beneficiaries resulting from the option rights are connected to the continuing success of the MorphoSys-group. The right to acquire young shares can only be exercised after a waiting period of two years beginning after the issuance of the option rights and only then if the performance goals which are defined in the proposed resolution are achieved.

5. Report to topic 11 pursuant to secs. 71 para. 1 no. 8, 186 para. 4 AktG

Also the shareholders' meeting of this year shall again authorize MorphoSys AG to acquire own shares. This acquisition can be accomplished in context with a sale in the stock market or by virtue of a public purchase offer. To the extent that in case of a public offer for shares the amount of the offered shares or of the shares of which the transfer is demanded exceeds the amount of shares which shall be acquired, the acquisition respectively the acceptance can be accomplished by excluding the shareholders' rights to demand transfer in accordance with the ratio of offered shares or the shares of which a transfer is demanded. Such exclusion will facilitate the acquisition procedure. The Company may also use the own shares which are acquired in accordance with this authorization for the purpose to fulfill conversion rights or option rights which have been granted by the Company or an affiliate. To achieve this aim, it is required to exclude the shareholders' pre-emptive rights in accordance with sec. 186 para. 3 sen. 4 AktG since only such exclusion enables the Board of Management to flexibly use the Company's equity by observing the shareholders' interests under the current market conditions. Furthermore, the proposed authorization allows the Company to acquire own shares for the purpose to use them as consideration for the acquisition of companies, parts of companies or of shareholdings in companies. The expansion of the Company's business by acquisitions or mergers regularly demands quick decisions. It is in the interest of the Company and its shareholders that on the basis of the proposed authorization the Board of Management can flexibly react with regard to advantageous offers and opportunities in the national and international markets and can use the opportunities to expand the Company's business by the acquisition of companies or shareholdings by virtue of the issuance of young shares. Finally, the own shares which are acquired by this authorization may be redeemed without an additional shareholders' resolution.

Place: Martinsried/Planegg

Date: April 2006

MorphoSys AG
Board of Management

Press Release
Martinsried/Munich, March 29, 2006

MorphoSys Reports Completion of Equity Issue

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) has successfully placed 384,338 shares to international institutional investors, at a price of EUR 44.50 per share. The issue was several times over-subscribed. The Company raised gross proceeds of approx. EUR 17.1 million raising the company's cash balance to approx. EUR 60 million. WestLB AG acted as Lead Manager of the transaction joined by DZ BANK AG as Co-Lead Manager.

With the capital increase, the number of issued shares will increase from 6,234,423 to 6,639,618 shares, corresponding to an increase of subscribed share capital in common stock from EUR 18,703,269 to EUR 19,918,845.

"Today's successful funding allows us the flexibility to further expand the research antibody side of our business. The unit has witnessed significant organic growth, not to mention two acquisitions since 2005," commented Dave Lemus, Chief Financial Officer at MorphoSys AG.

This announcement is not being issued in the United States of America and should not be distributed to United States Persons or Publications with a general circulation in the United States. This announcement does not constitute an offer of securities for sale in the United States. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be sold in the United States absent registration or an exemption from registration under the Securities Act.

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), Daiichi Sankyo & Co., Ltd. (Tokyo/Japan), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment

were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany, March 16, 2006

MorphoSys and Japanese Pharmaceutical Group Daiichi Sankyo Form Broad Alliance to Develop Novel Antibody Therapies

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today announced that Sankyo Company, Limited, a wholly owned subsidiary of Daiichi Sankyo Company, Limited, and MorphoSys AG have entered into a license agreement and therapeutic antibody collaboration for an initial two-year term with the option of an extension of up to three more years. Under the terms of the agreement, Daiichi Sankyo commits to start one therapeutic antibody program with MorphoSys and receives an option for further programs.

During the initial two-year term of the agreement, Daiichi Sankyo will have access to the MorphoSys HuCAL GOLD® library at its research site in Tokyo. Additionally, MorphoSys will apply its proprietary HuCAL GOLD® technology to generate antibodies against a target provided by Daiichi Sankyo. Subsequently, Daiichi Sankyo will be responsible for pre-clinical and clinical development, as well as the ensuing marketing of resulting products. MorphoSys stands to receive an upfront payment and research funding, plus licensing and milestone payments, as well as royalties on end-product sales. If extended after the initial two-year period, the contract provides Daiichi Sankyo with access to additional MorphoSys capabilities, such as target validation, antibody optimization and pre-clinical development. Such an extension would trigger an additional upfront payment and result in increased research funding for MorphoSys. Further financial details were not disclosed.

"We look forward to working closely with Daiichi Sankyo to develop novel antibody drugs," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "This new therapeutic partnership with one of the leading pharmaceutical groups in Japan once again shows the potential for innovative technology such as our HuCAL GOLD® antibody library in this market."

HuCAL GOLD® is the latest and most powerful antibody library developed by MorphoSys. The technology utilizes a unique concept for the *in vitro* generation of highly specific and fully human antibodies. It is ideally suited for a broad range of purposes reaching from target validation to drug development.

<u>About DAIICHI SANKYO COMPANY, LIMITED:</u>
DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies - Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO is a global pharmaceutical innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have a broad range of major drug products on the Japanese market, including the antihypertensive Benicar® (olmesartan medoxomil) and the synthetic antibacterial agent Cravit® (levofloxacin). Both companies have used their cumulative knowledge and expertise in the field of cardiovascular disease as a foundation for developing an abundant

product lineup and R&D pipeline. For further details, please refer to the company web site at http://www.daiichisankyo.co.jp/eng.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), Daiichi Sankyo & Co., Ltd. (Osaka/Japan), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Roche

morphosys

Press Release
Martinsried/Munich, Germany, and Basel, Switzerland, March 1, 2006

MorphoSys and Roche Expand Therapeutic Antibody Partnership

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) and Roche today announced a collaboration to develop new therapeutic antibodies in oncology. Expanding on a September 2000 relationship in Alzheimer's disease, Roche will elect new target molecules against which MorphoSys will generate antibodies using its proprietary HuCAL GOLD® technology.

"Extending our active alliance shows a positive and constructive working relationship between Roche and MorphoSys," said Peter Hug, Roche's Global Head of Pharma Partnering. "We are pleased to collaborate with a proven partner in a new therapeutic area."

"Expanding our existing partnerships is a high priority for us," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "Roche's commitment to initiating new therapeutic antibody programs with MorphoSys is a clear vote of confidence from an existing partner and validation of the utility of our technology in producing potential drugs."

Under the terms of the agreement, Roche and MorphoSys will collaborate on two new antibody programs in oncology. Roche will be responsible for preclinical and clinical development as well as subsequent marketing of all resulting products. MorphoSys will receive an upfront payment and may receive additional research funding and future event payments totaling more than €10 million per program, plus potential royalties.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company"s proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

About Roche as a Partner:

Roche is a valued partner to more than 50 companies worldwide. Over the past two years, Roche has led the pharmaceutical industry in the number of clinical compound deals signed. In 2005, Roche entered into nine partnerships to jointly develop products for optimal patient benefit and value. Partnerships continue to strengthen Roche's positions in oncology, virology, transplantation, and primary care. Roche's partnering culture encourages innovation through a unique pairing of collaboration and autonomy.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Mager Public Relations
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Roche Europe

Sabrina Oei
SABRA Communications
Tel: (303) 321-3010
sabrina@sabracomms.com

DeFacto Communications
Maria Patey
Tel: +44 (0) 207 496 3300

morphosys

Press Release
Martinsried/Munich, February 28, 2006

MorphoSys Achieves Fourth Therapeutic Milestone in Centocor Collaboration

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today announced the achievement of a fourth therapeutic milestone within the scope of its collaboration with Centocor Inc. In meeting the milestone, MorphoSys developed several highly optimized fully human IgG antibodies using its proprietary HuCAL GOLD® antibody library against a Centocor target involved in inflammatory and auto-immune diseases. As part of the collaboration milestone, MorphoSys applied its proprietary HuCAL GOLD® antibody library in order to generate antibodies which passed pre-defined criteria. Achievement of the milestone triggered a payment from Centocor to MorphoSys. Further financial details were not disclosed.

The cooperation between MorphoSys and Centocor, initiated in December 2000, is aimed at the development of human therapeutic antibodies in a range of indications. In December 2004 the collaboration was extended by another three years. Within the scope of the collaboration, Centocor has access to HuCAL GOLD® for the development of therapeutic antibodies as well as for research purposes. Additionally, Centocor uses AutoCAL™, the MorphoSys-developed system for automated screening of the HuCAL® antibody library. In September 2005, both companies launched a new antibody program to develop a therapeutic antibody against a Centocor target molecule involved in immune-mediated and inflammatory diseases.

"Our successful collaboration with Centocor continues to deliver progress towards new therapeutic antibodies, as evidenced by this fourth successful therapeutic milestone," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and the Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, February 24, 2006

MorphoSys Updates Strategy for Proprietary Product Development

Company will take new lead compound MOR103 into Clinical Development

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today presented its updated strategy for the further development of its proprietary therapeutic antibody programs. As a result of the strategic review process initiated in 2005, MorphoSys will focus the majority of its efforts on its anti-inflammatory compound MOR103 as new lead compound in the indication of Rheumatoid Arthritis. The Company intends to evaluate clinical efficacy of the compound. MorphoSys will discontinue further development of its anti-ICAM program, which presently consists of the MOR101/MOR102 therapeutic antibody projects. In regard of MorphoSys's cancer-related antibody program MOR202, the Company intends to generate additional preclinical data around this project, which will determine further steps.

MOR103 is a fully human HuCAL® antibody against a not disclosed target, developed in the area of inflammatory diseases. MorphoSys will start immediately with pre-clinical development of the compound. After completion of pre-clinical testing, MorphoSys will provide all necessary information to regulatory authorities and ethics committees (which correspond to an IND filing) within the second half of 2007 to start human trials. Rheumatoid arthritis is a chronic disease, mainly characterized by inflammation of the lining of the joints. It can lead to long-term joint damage, resulting in chronic pain, loss of function and disability. The disease affects approximately 4-6 million people worldwide.

"Proprietary products represent the highest value-added application of our HuCAL® technology and we are excited about our ability to explore this potential growth driver," said Dr. Simon Moroney, Chief Executive Officer of MorphoSys. "Although this adaptation of our product strategy is a new direction for us, these efforts remain comparable with our present business model, which are predicated on a cash generative business in order to remain independent of the capital markets."

"The strategic review of our proprietary product portfolio revealed that in fact our latest compound MOR103 is the most promising of MorphoSys drug candidates and thus we decided to focus our development activities in favor of this program," stated Dr. Marlies Sproll, Chief Scientific Officer of MorphoSys. "MOR103 targets inflammatory diseases such as psoriasis, multiples sclerosis, inflammatory bowels disease, asthma, and especially rheumatoid arthritis, where we see a huge potential for additional innovative therapies."

MorphoSys will hold a public conference call today at **10:30 CET** to present the Annual Financial Results 2005 and report on current developments.

Dial-in number for the Conference Call (listen-only): +49 69 2222 2246

Please dial in 10 minutes before the beginning of the conference.

In addition, MorphoSys offers participants the opportunity to follow the presentation through a simultaneous slide presentation online at http://www.morphosys.com.

Approximately two hours after the press conference, a slide-synchronized audio replay of the conference will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Novartis AG (Basel, Switzerland), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA). Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, February 24, 2006

MorphoSys AG Reports Financial Results for Fiscal Year 2005

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today announced its financial results according to International Financial Reporting Standards (IFRS) for the three-months' period and fiscal year ending December 31, 2005.

Highlights of the Year 2005:

- First HuCAL®-derived antibody from partnership with GPC Biotech AG enters clinical trials in January 2005; In January 2006, Roche filed all necessary applications to commence a European Phase 1 clinical trial with a HuCAL®-derived antibody to treat Alzheimer
- Consolidation of Research Antibody segment through acquisition of the Biogenesis Group in January 2005 and Serotec Group in January 2006; MorphoSys thereby established itself amongst the leading suppliers of research antibodies and antibody research technologies
- Conclusion of three new multi-year partnerships with U.S. pharmaceutical companies Merck & Co., Inc., and Lilly & Company as well as Japanese pharmaceutical group, Shionogi
- Extension and substantial enlargement of existing collaborations including Bayer, Boehringer Ingelheim, ImmunoGen and Bristol-Myers Squibb
- Successful private placement of 490,133 shares raising gross proceeds of approx. EUR 17.4 million.
- In January 2006, MorphoSys established an American Depository Receipt (ADR) Program Level 1 in order to support broadening the Company's U.S. investor base
- Appointment of Dr. Marlies Sproll as Chief Scientific Officer and Member of the Management Board

Financial Review for the fiscal year 2005 (IFRS):

Under International Financial Reporting Standards (IFRS), revenues for the year 2005 amounted to EUR 33.5 million (2004: EUR 22.0 million), an increase of 52% over the prior year. Revenues arising from the Therapeutic Antibodies segment accounted for 87% or EUR 29.1 million of total revenues. The Research Antibodies segment, comprising MorphoSys's Antibodies by Design unit and the Biogenesis Group, generated 13% or EUR 4.3 million of total revenues. MorphoSys's revenue growth was driven primarily by the conclusion of new deals and higher levels of success-based payments in the therapeutic segment, and increasing growth in the research segment arising both organically and from acquisitions.

Total operating expenses including stock-based compensation for the full year 2005 were EUR 27.3 million (2004: EUR 21.3 million), representing an increase of 28% over the prior year. Cost of goods sold (COGS), arising solely from the Research Antibodies segment, amounted to

EUR 2.5 million (2004: EUR 0.9 million), and largely reflected the inclusion of Biogenesis in Group accounts. Research and development expenses rose by EUR 2.1 million to EUR 13.6 million in 2005 (2004: EUR 11.5 million). The increase in R&D expenses mainly resulted from higher intangibles costs, including success-based license fees to third party licensors, settlement of the Lilly patent dispute, and amortization/write-downs of acquired intangible assets. Sales, general and administrative expenses increased by EUR 2.6 million to EUR 10.1 million (2004: EUR 7.5 million). This effect mainly resulted from higher company-wide marketing costs, and higher personnel and integration costs associated with Biogenesis. Non-cash charges related to stock-based compensation amounted to EUR 1.1 million (2004: EUR 1.4 million). Non-operating expenses in 2005 amounted to EUR 1.5 million (2004: Non-operating expenses of EUR 0.4 million). Non-operating expenses include income taxes payable, losses on foreign exchange and interest expenses.

For the full year 2005 MorphoSys posted a net profit of EUR 4.7 million compared to a net profit of EUR 0.3 million in the same period of the previous year. The resulting diluted earnings per share for the year 2005 amounted to EUR 0.83 (2004: earnings per share of EUR 0.05).

On December 31, 2005, the Company had EUR 53.6 million in cash, cash equivalents, and marketable securities, compared to the EUR 37.2 million balance at December 31, 2004. The increased cash position, measured prior to the acquisition of Serotec in January 2006, mainly derived from higher cash inflows as a result of the expanded operational activity and from a capital increase successfully executed in March 2005. The number of outstanding shares at December 31, 2005 was 5,996,701 shares, compared to 5,408,790 at December 31, 2004.

Fourth Quarter of 2005 (IFRS):

In the fourth quarter of 2005, the Company generated revenues of EUR 9.7 million, compared to EUR 6.2 million in the same quarter of 2004, an increase of 56 %. Total operating expenses amounted to EUR 7.3 million, compared to EUR 6.8 million in the same quarter of 2004. The resulting net profit for the fourth quarter 2005 was EUR 0.8 million, compared to a net loss of EUR 0.7 million in the fourth quarter of 2004.

Financial Guidance for 2006

MorphoSys is projecting profitability on revenues of approx. EUR 50 million. More detailed financial guidance will be provided during today's press conference.

"In 2005 MorphoSys enjoyed considerable growth and significantly strengthened its two core business segments: the development of therapeutic antibodies and the marketing of antibodies as high-quality research tools," stated Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

"Today's numbers demonstrate that the Company's business continues to grow strongly, thereby affording MorphoSys the flexibility to invest in projects which help secure the long term growth of the Company," commented Dave Lemus, Chief Financial Officer of MorphoSys AG.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and the Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Consolidated Statement of Operations (IFRS)

in €, except share data	Q4 2005 (unaudited)	2005	2004
Revenues	**9,654,181**	**33,486,843**	**21,978,796**
Cost of Goods Sold	636,683	2,514,172	943,817
Research & Development Expenses	3,735,149	13,607,643	11,447,478
General & Administrative Expenses	2,702,276	10,072,583	7,522,188
Stock-Based Compensation	259,907	1,132,104	1,423,907
Total Operating Expenses	**7,334,015**	**27,326,502**	**21,337,390**
Profit from Operations	**2,320,166**	**6,160,341**	**641,406**
Interest Income	21,257	108,101	285,695
Interest Expense	64,272	277,228	338,469
Other Expenses, Net	(907,298)	879,259	306,520
Profit before Taxes	**1,369,853**	**5,111,955**	**282,112**
Income Tax	(544,943)	435,586	-
NET PROFIT	**824,910**	**4,676,369**	**282,112**
Basic Net Profit per Share	0.15	0.84	0.05
Diluted Net Profit per Share	0.15	0.83	0.05
Shares Used in Computing Basic Net Profit per Share	5,578,865	5,578,865	5,131,467
Shares Used in Computing Diluted Net Profit per Share	5,650,378	5,650,378	5,169,965

Condensed Consolidated Balance Sheet (IFRS)

in €	12/31/2005	12/31/2004
Cash, Cash Equivalents and Marketable Securities	53,559,570	37,229,730
Accounts Receivable and Other Receivables	3,370,945	2,696,813
Prepaid Expenses and Other Current Assets	1,544,174	430,608
Total Current Assets	**58,474,689**	**40,357,151**
Property, Plant and Equipment, Net	4,696,863	2,330,995
Patents, Net	2,361,005	2,790,091
License Fees, Net	8,457,091	9,671,131
Software, Net	131,506	288,115
Know How & Customer List, Net	1,485,567	-
Goodwill	4,137,349	-
Other Assets	372,574	358,210
Total Assets	**80,116,644**	**55,795,693**
Current Liabilities		
Accounts Payable	4,321,591	3,838,144
Current Portion of License Payable	1,012,233	910,243
Provisions	978,719	600,607
Current Portion of Deferred Revenue	4,735,208	4,757,249
Total Current Liabilities	**11,047,751**	**10,106,243**
Non-Current Liabilities		
License Payable, Net of Current Portion	-	880,015
Provisions, Net of Current Portion	62,763	-
Deferred Revenue, Net of Current Portion	3,687,199	5,100,646
Convertible Bonds Due to Related parties	50,214	109,692
Deferred Tax Liability	1,260,946	220,611
Total Non-Current Liabilities	**5,061,122**	**6,310,964**
Total Stockholders' Equity	**64,007,771**	**39,378,486**
Total Liabilities and Stockholders Equity	**80,116,644**	**55,795,693**

Condensed Statement of Cash Flows (IFRS)

in €	12/31/2005	12/31/2004
Net Profit	4,676,369	282,112
Net Cash Provided by Operating Activities	4,445,643	4,676,455
Net Cash Used in Investing Activities	(31,398,354)	(9,289,278)
Net Cash Provided by Financing Activities	18,397,783	10,492,838
Effect of Exchange Rate Differences on Cash	40,759	(1,273)
(Decrease)/Increase in Cash and Cash Equivalents	(8,514,169)	5,878,742
Cash and Cash Equivalents at the Beginning of the Period	12,531,198	6,652,456
Cash and Cash Equivalents at the End of the Period	4,017,029	12,531,198

morphosys

Ad-Hoc-Release
Martinsried/Munich, February 3, 2006

MorphoSys Reports Preliminary Financial Results for 2005

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) today reported preliminary unaudited financial results according to International Financial Reporting Standards (IFRS) accounting for the full year 2005. MorphoSys surpassed its financial guidance for 2005.

MorphoSys achieved revenues of EUR 33.5 million (2004: EUR 22.0 million) and a reported net income of EUR 4.7 million (2004: EUR 0.3 million).

The Company's most recent financial guidance forecasted revenues of EUR 31.5 million and net income of EUR 3.5 million. The higher revenue amount and net income-related effect resulted from factors including an earlier than planned succession of performance-based payments within existing collaborations, which was achieved shortly prior to year-end 2005.

All numbers reported today are unaudited and preliminary. MorphoSys will publish its audited financial statements on February 24, 2006.

END OF AD HOC ANNOUNCEMENT

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (USA), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering AG (Germany), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and the Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical

and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, January 25, 2006

Roche Plans Clinical Trial with MorphoSys-Generated Alzheimer Antibody

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment; TecDAX) announced today that its partner Roche has filed all necessary applications to commence a European Phase 1 clinical trial with a HuCAL®-derived antibody to treat Alzheimer's disease. The HuCAL® antibody targets abnormal build-ups of amyloid beta protein in cerebral tissue, which are typical of Alzheimer's patients, and is intended to help remove them. The applications filing to commence clinical trials triggers a clinical milestone payment from Roche to MorphoSys. Further financial details were not disclosed.

In pre-clinical tests the fully human antibody showed high affinity binding to amyloid beta plaques and was able to bind specifically to amyloid plaques in human brain tissue samples taken from Alzheimer's patients. Moreover, the binding of the antibody dissolved aggregations of amyloid beta molecules in an *in vitro* assay. The HuCAL® antibody was further tested in an animal model of Alzheimer's disease. After systemic administration the antibody was shown to cross the blood-brain-barrier and to bind to amyloid beta plaques within the brain. International Alzheimer's research sees the breakdown of amyloid beta formations as a promising starting point towards treatment. Removal of the accumulations has been linked to an increase in correct cognitive functioning.

"We are very proud to take a fully human antibody identified with MorphoSys' HuCAL® technology into the clinic. This is an important and innovative step towards the treatment of Alzheimer's disease with a new class of medicines," said Andrew Sleight, Head of Central Nervous System (CNS) Research at Roche.

"Alzheimer's disease is a devastating illness both in terms of its effects on sufferers and on the financial burden it places on healthcare systems worldwide," said Dr. Marlies Sproll, Chief Scientific Office of MorphoSys AG. "The antibody developed in our collaboration with Roche has shown great promise in pre-clinical studies and we await with interest the outcome of trials in human patients."

<u>About MorphoSys:</u>
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (Whitehouse Station, New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany),

Shionogi & Co., Ltd. (Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and the Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, Germany, and Oxford, U.K., January 12, 2006

MorphoSys Acquires Serotec Group to Strengthen Global Research Antibody Business

Acquisition Establishes MorphoSys as Largest European Research Antibody Supplier

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announced the acquisition of privately held Serotec group. The acquisition of Serotec, a renowned and internationally-active supplier of research antibodies, more than triples MorphoSys' existing Research Antibody Segment revenues and establishes the Company as the leading supplier of research antibodies and antibody research technologies in Europe. The purchase price of approximately GPB 20 million (approx. EUR 29.3 million) will be paid via approximately GPB 14 million (approx. EUR 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind. Serotec provides MorphoSys with a strong distribution network including subsidiaries and sales offices in the U.S., U.K., Germany, France and Scandinavia. It is intended that Serotec becomes a wholly owned subsidiary of MorphoSys AG and integrated within MorphoSys' existing research antibody business represented to date by the Biogenesis and Antibodies by Design brands. All three research antibody business units will operate under the umbrella brand AbD - Antibodies Direct.

In January 2005 MorphoSys announced the acquisition of U.K.- and U.S.-based Biogenesis group. The acquisition of Biogenesis was a first strategic step to expand the research antibody unit by adding a comprehensive catalogue antibody and contract antibody manufacturing business and today's announcement represents a further development of this same strategy.

Serotec, founded in 1982, markets a substantial product portfolio of more than 4,600 research antibodies and reagents for use in research areas such as Immunology, Neurology, Cell Biology and Histology. Consolidated Sales of Serotec group in 2005 amounted to approximately EUR 11 million. With this acquisition, MorphoSys adds sales offices in France and Scandinavia, and bolsters its existing presence in Germany, the U.K. and U.S.A. The goal of the enlarged research antibody unit is to leverage its research and sales capabilities globally. MorphoSys sees potential for significant revenue and cost synergies.

MorphoSys's present Management Board will retain their present positions in the enlarged MorphoSys group. The research antibodies unit will be led by Dieter Lingelbach, Senior Vice President at MorphoSys AG, with former Serotec management remaining in place to support the integration process. Serotec group currently employs approximately 80 people, mostly in R&D and Sales & Marketing.

"Today's transaction will accelerate MorphoSys's growth in the research antibody space and gives us a leading position in this market," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The acquisition and integration of Biogenesis in 2005 marked a significant step in our strategy to penetrate new markets for our proprietary HuCAL® technology. With the acquisition of Serotec, MorphoSys further develops this strategy and gains critical mass for our research antibody business."

"Its broad customer base and strong position within the research antibody market makes Serotec a very attractive company for MorphoSys," says Dieter Lingelbach, Senior Vice President at MorphoSys AG and head of the research antibody businesses. "Serotec's diverse product portfolio and its leading position in the anti CD marker antibodies segment are the perfect addition to our current offering."

"We are very excited to join the MorphoSys group as part of the expanding research antibody unit," commented Ed Bernard, Founder and Chairman of Serotec. "As before, Serotec's mission will be to provide researchers with superior antibody tools, such as HuCAL®, that allow us to keep pace with the ever-changing demands of the market. Combining forces with MorphoSys is the perfect fit to achieve this goal."

MorphoSys will hold a public conference call on Thursday, **January 12, 2006 at 10:30 CET** to discuss the news release.

Dial-in number for the Conference Call: +49 (0)69 2222 2246 (listen only)

Please dial in 10 minutes before the beginning of the conference.

After the conference, a replay of the conference call will be available on http://www.morphosys.com.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Shionogi & Co., Ltd. (Osaka/Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

About Serotec:
Serotec was founded in 1982 with the aim to provide antibodies developed in laboratories quickly to researchers worldwide. As research areas change, Serotec is able to provide the latest reagents through its extensive distribution network, to clients throughout the world. The company headquarters are situated in Oxford, UK. The company has subsidiaries in the USA, Germany, France, Scandinavia and is now supplying researchers directly in Belgium, the Netherlands and Luxembourg supplemented by a wide network of international distributors ensuring prompt delivery, and the highest standards of technical and sales support. Serotec has become one of the world's leading antibody manufacturers. For further information please visit the corporate website at: http://www.serotec.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, January 10, 2006

MorphoSys Establishes American Depository Receipt Level One Program in USA

Morphosys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announced the launch of a sponsored ADR (American Depository Receipt) Program Level I in order to support broadening the Company's US investor base.

The trading symbol for MorphoSys's ADR is MPSYY and its CUSIP number is 617760103. Each MorphoSys ADR represents one MorphoSys ordinary share as traded on the Frankfurt Stock Exchange. MorphoSys has appointed The Bank of New York as the depositary bank for its ADR Program.

"The launch of our ADR Program is intended to increase access to the U.S. capital markets, and enhance the trading options for existing and potential new investors," commented Dave Lemus, Chief Financial Officer of MorphoSys.

About MorphoSys:
MorphoSys, headquartered in Munich, Germany, is a leading biotechnology company focusing on application of fully human antibodies for therapeutic and research purposes. MorphoSys develops and applies innovative technologies for the production of synthetic antibodies which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL®) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Bayer (Berkeley, California/USA), Boehringer Ingelheim (Ingelheim, Germany), Bristol-Myers Squibb (New Jersey/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Merck & Co., Inc. (New Jersey/USA), Novartis AG (Basel, Switzerland), Novoplant GmbH (Gatersleben, Germany), Pfizer Inc. (Delaware/USA), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (Berkeley, California/USA) and others. Additionally, MorphoSys is active in the antibody research market through its Antibodies by Design business unit. Antibodies by Design was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005. For further information please visit the corporate website at: http://www.morphosys.com/.

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical

and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys AG:

Dave Lemus
Chief Financial Officer
Phone: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
PR Specialist
Phone : +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com